Exhibit 12.1

MICHAEL FOODS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Company	Predecessor
	Six Months	Six Months
	Ended	Ended	Year ended,
	January 1, 2011	June 26, 2010	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006
Earnings:

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	$3,256	$(47,989)	$92,862	$53,916	$30,320	$26,653
Add:
Fixed charges	53,987	32,172	62,002	58,591	68,456	71,715
Subtract:
Interest capitalized	(86)	(133)	(468)	0	(93)	(803)

Adjusted Earnings	$57,157	$(15,950)	$154,396	$112,507	$98,683	$97,565

Fixed Charges:
Interest expensed	$47,289	$27,799	$53,728	$52,708	$62,046	$65,332
Interest portion of rentals	1,001	975	1,916	1,847	1,761	1,427

Amortization of financing costs	5,697	3,398	6,358	4,036	4,649	4,956

	$53,987	$32,172	$62,002	$58,591	$68,456	$71,715

Ratio of earnings to fixed charges	1.06	(a )	2.49	1.92	1.44	1.36

(a)	For the six month period ended June 26, 2010, our adjusted earnings were insufficient to cover fixed charges, and the deficiency for that period was $48.1 million.